Exhibit 23.02

Consent of Independent Registered Public Accounting Firm
The Board of Directors
NuStar GP Holdings, LLC:

We consent to the incorporation by reference in the registration statement on Form S‑8 (No. 333‑137150) of NuStar GP Holdings, LLC and subsidiaries of our reports dated March 3, 2014, with respect to the consolidated balance sheets of NuStar Energy L.P. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income (loss), comprehensive income (loss), partners’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2013 and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10‑K of NuStar GP Holdings, LLC.
/s/ KPMG LLP
San Antonio, Texas
March 3, 2014